[TIAA Letterhead]

September 27, 2006

Michael L. Kosoff
Staff Attorney - Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	TIAA Separate Account VA-3
Individual and Group Variable Insurance Contracts
Teachers Insurance and Annuity Association of America
Registration Statement on Form N-4 (File No. 333-134820)

Dear Mr. Kosoff:

Teachers Insurance and Annuity Association of America (the “Company”), on its own behalf and on behalf of TIAA Separate Account VA-3 (the “Separate Account”), acknowledges the following with respect to the above-referenced filing:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Michael L. Kosoff.
September 27, 2006

If you have any questions or further comments, please call the undersigned at (212) 916-4653 or Mary E. Thornton at (202) 383-0698.

Sincerely,

/s/ Evan Giller

Evan Giller

cc:	Mary E. Thornton, Esq.
Peter A. Weinberg, Esq.